STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

August 2, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re:	Post Effective Amendment No. 134 to the Registration Statement on Form N-1A for the Rx Fundamental Growth Fund, a series of the Starboard Investment Trust (File Nos. 333-159484 and 811-22298).

Ladies and Gentlemen,

Enclosed herewith for filing on behalf of the Starboard Investment Trust, pursuant to (i) the Securities Act of 1933 and Rule 485(a) thereunder, (ii) the Investment Company Act of 1940, and (iii) Regulation S-T, please find Post-Effective Amendment No. 134 to the Registration Statement of the Trust.

This amendment is being filed for the purpose of adding a new series of the Trust, the Rx Fundamental Growth Fund, to the Registration Statement.  This amendment contains the Fund’s prospectus and statement of additional information, Part C, and the signature page.

If you have any questions concerning the foregoing, please call the undersigned at (252) 972-9922, extension 249.

 Yours truly,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Terrence O. Davis
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001